EXHIBIT 99.2

Vicinity Motor Corp. Appoints MarketSmart Communications to Provide Canadian Investor Relations Services

VANCOUVER, BC – January 26, 2022 - Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced it has entered into an investor relations agreement with MarketSmart Communications Inc. pursuant to which MarketSmart will provide Canadian investor relations (IR) services to Vicinity.

“Our 2022 near-term commercial electric vehicle sales momentum is accelerating, and we are looking forward to working with MarketSmart to help share our progress with forward-thinking investors throughout Canada,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “MarketSmart is a leading Canadian IR firm specializing in results-driven corporate communication services and outreach, and we look forward to working with the MarketSmart team to inform and engage with our Canadian shareholders and prospective investors.”

Adrian Sydenham, President and a Director of MarketSmart Communications, stated: “Vicinity is the dominant Canadian supplier in the mid-sized heavy duty bus market – having received numerous awards and accolades for its products. Over the last year, the Company has transitioned its strong product development and marketing platform to collaborate with world-class partners to expand its EV product lines into exciting new market segments.

“Commercial EV adoption is set to increase as manufacturers offer increasingly competitive products and governments implement stricter policies, increase charging infrastructure and offer incentives. Vicinity’s C$140 million 2022 revenue guidance and expanding lineup of commercial EVs, combined with growing manufacturing capacity and distribution, is an exciting story to share with the investment community,” concluded Sydenham.

The IR agreement is for an initial term of twelve months commencing on January 25, 2022, with an option for renewal. Either party may terminate the agreement for any reason, with or without cause, on 30-days written notice to the other. Pursuant to the IR agreement, MarketSmart will be paid a fee of $7,000 per month, plus applicable taxes. The IR agreement is subject to the approval of the TSX Venture Exchange.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043

IR@grandewest.com

Canadian Investor Relations Contact:

MarketSmart Communications Inc.

877-261-4466

Info@marketsmart.ca

U.S. Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987

VMC@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.